EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2004	2005	2006	2007	2008
EARNINGS
Income Before Income Taxes	$306,226	$375,397	$346,967	$417,149	$345,745
Fixed Charges (as below)	130,599	125,551	149,017	173,793	210,671
Total Earnings	$436,825	$500,948	$495,984	$590,942	$556,416

FIXED CHARGES
Interest Expense	$118,685	$103,352	$97,084	$127,352	$175,202
Credit for Allowance for Borrowed Funds Used During Construction	4,814	16,399	42,733	36,641	25,269
Estimated Interest Element in Lease Rentals	7,100	5,800	9,200	9,800	10,200
Total Fixed Charges	$130,599	$125,551	$149,017	$173,793	$210,671

Ratio of Earnings to Fixed Charges	3.34	3.98	3.32	3.40	2.64